SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C.  20549

                                    SCHEDULE 13D

                      Under the Securities Exchange Act of 1934
                                  (Amendment No. 1)


                                 CRW FINANCIAL, INC.
                                  (Name of Issuer)


                       Common Stock, par value $0.01 per share
                           (Title of Class of Securities)


                                      126276104
                                   (CUSIP Number)


                                   Daniel R. Tisch
                                   WTG & CO., L.P.
                                   500 Park Avenue
                              New York, New York 10022
                                   (212) 935-7640
                    (Name, address and telephone number of person
                  authorized to receive notices and communications)


                                    June 2, 1995
             (Date of event which requires filing of this statement)
         ______________________________________________________________
         ______________________________________________________________

             If the filing person has previously filed a statement on
         Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

             Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)






         CUSIP No. 126276104         13D            Page 2 of 7 Pages
         _____________________________________________________________
         1.   Name of Reporting Person
              S.S. or I.R.S. Identification No. of Above Person

                   WTG & Co., L.P.

         2.   Check the Appropriate Box if a Member of a Group
                                                         (a)
                                                         (b)  X

         3.   SEC Use Only


         4.   Source of Funds

              AF

         5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)


         6.   Citizenship or Place of Organization

                Delaware

         Number of           7.   Sole Voting Power
         Shares
         Beneficially        8.   Shared Voting Power
         Owned by                   47,000 Shares
         Each Reporting      9.   Sole Dispositive Power
         Person With
                             10.  Shared Dispositive Power
                                    47,000 Shares

         11.  Aggregate Amount Beneficially Owned by Each Reporting
              Person

              47,000 Shares

         12.  Check if the Aggregate Amount in Row (11)
              Excludes Certain Shares



         13.  Percent of Class Represented by Amount in Row (11)

              5.3%

         14.  Type of Reporting Person

              PN

         CUSIP No. 126276104         13D            Page 3 of 7 Pages
         _____________________________________________________________
         1.   Name of Reporting Person
              S.S. or I.R.S. Identification No. of Above Person

                   D. Tisch & Co., Inc.

         2.   Check the Appropriate Box if a Member of a Group
                                                         (a)
                                                         (b)  X

         3.   SEC Use Only

         4.   Source of Funds

              AF

         5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)


         6.   Citizenship or Place of Organization

                Delaware

         Number of           7.   Sole Voting Power
         Shares
         Beneficially        8.   Shared Voting Power
         Owned by                     47,000 Shares
         Each Reporting      9.   Sole Dispositive Power
         Person With
                             10.  Shared Dispositive Power
                                      47,000 Shares

         11.  Aggregate Amount Beneficially Owned by Each Reporting
              Person

              47,000 Shares

         12. Check if the Aggregate Amount in Row (11) Excludes Cer-tain Shares



         13.  Percent of Class Represented by Amount in Row (11)

              5.3%

         14.  Type of Reporting Person

              CO

         CUSIP No. 126276104         13D            Page 4 of 7 Pages
         _____________________________________________________________
         1.   Name of Reporting Person
              S.S. or I.R.S. Identification No. of Above Person

                   Daniel R. Tisch

         2.   Check the Appropriate Box if a Member of a Group
                                                         (a)
                                                         (b)  X

         3.   SEC Use Only


         4.   Source of Funds

              AF

         5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)


         6.   Citizenship or Place of Organization

                United States

         Number of           7.   Sole Voting Power
         Shares
         Beneficially        8.   Shared Voting Power
         Owned by                    47,000 Shares
         Each Reporting      9.   Sole Dispositive Power
         Person With
                             10.  Shared Dispositive Power
                                     47,000 Shares

         11.  Aggregate Amount Beneficially Owned by Each Reporting
              Person

              47,000 Shares

         12.  Check if the Aggregate Amount in Row (11)
              Excludes Certain Shares



         13.  Percent of Class Represented by Amount in Row (11)

              5.3%

         14.  Type of Reporting Person

              IN

                   This Amendment No. 1 amends the Schedule 13D dated

         May 11, 1995 (the "Schedule 13D") filed by WTG & Co., L.P.

         ("WTG"), D. Tisch & Co., Inc. ("D. Tisch & Co."), and

         Daniel R. Tisch relating to their beneficial ownership of

         Common Stock, par value $0.01 per share (the "Shares"), of

         CRW Financial, Inc., a Delaware corporation (the "Company").

         All capitalized terms not otherwise defined herein shall have the meanings ascribed thereto in the Schedule 13D.


                   1.   The information set forth in Item 5(a) of the

         Schedule 13D is hereby amended and supplemented by adding the following thereto:


                   As of the close of business on June 5, 1995, Mentor

         beneficially owned an aggregate of 47,000 Shares (which was approximately 5.3% of the Shares outstanding on May 19, 1995 based on information contained in the Company's Quarterly

         Report on Form 10-Q for the quarter ended April 1, 1995 that was filed with the Securities and Exchange Commission).


                   2.   The information set forth in Item 5(c) of the

         Schedule 13D is hereby amended and supplemented by adding the following thereto:


                   Except as set forth below, no transactions in the

                   Shares have been effected by any of the Reporting

                   Persons since the most recent filing on Schedule

                   13D by the Reporting Persons.




                              (Page 5 of 7 Pages)







                  Dispositions of Shares by Mentor Since the
                       Most Recent Filing on Schedule 13D


                 Date of        Amount of                        Price Per
               Transaction        Shares     Aggregate Price       Share
              June 2, 1995       14,380        $57,839.24         $4.0222




         All Shares were sold in transactions on The Nasdaq SmallCap Market. All prices are net of commissions.



































                              (Page 6 of 7 Pages)





                                   SIGNATURES


                   After reasonable inquiry and to the best of our

         knowledge and belief, the undersigned certify that the

         information set forth in this statement is true, complete and correct.


         Dated:  June 6, 1995
                                      WTG & CO., L.P.


                                      By:/s/ Daniel R. Tisch
                                         Daniel R. Tisch
                                         Managing Director



                                      D. TISCH & CO., INC.


                                      By:/s/ Daniel R. Tisch
                                         Daniel R. Tisch
                                         President



                                      /s/ Daniel R. Tisch
                                      Daniel R. Tisch




















                              (Page 7 of 7 Pages)